
BIOTEL
INCORPORATED
DL1200

A collection of growth oriented corporations striving to contribute performance and value to the medical industry and earnings to our shareholders.

Annual Report 2005


05070452

P.E. 6-30-05


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SEND





BIOTEL Incorporated
Trading Symbol: BTEL

www.biotelinc.com
info@biotelinc.com



To Our Shareholders, Employees, Suppliers, and Customers:

Biotel Inc. (Trading Symbol: BTEL) continued its progress and growth in fiscal year 2005 including a year of record revenues, continued profitability, debt reduction and increased shareholder value. We were successful with significant new product introductions and launched a start-up service using Biotel core technologies.

Overview

Biotel has been implementing a strategy to expand its base of operations among medical companies who seek to outsource strategic items provided by our subsidiary companies. From its four operating subsidiaries located within the United States, Biotel supplies an array of products and services to provide for the research, development, testing, and manufacturing needs of its medical customers.

Three business units, Braemar, Inc., Carolina Medical, Inc. and Agility Centralized Research Services, Inc., comprise Biotel's largest business segment, selling medical devices, technology and research services directly to medical device and pharmaceutical companies. These companies design, manufacture, and test 24- and 48-hour Holter recorders, 30-day ECG event recorders, liposuction and cosmetic surgery components, and flow control devices; provide 24/7 clinical ECG clinical research services using internet technologies; complete FDA, CE, and other regulatorytesting; and develop, test, and manufacture other custom medical devices. These three subsidiaries form a base of products and services which Biotel believes are attractive to our medical customers, allowing accelerated and improved research, development, testing, and manufacturing operations.

Advanced Biosensor Inc., the fourth business unit, represents a vertical integration of Biotel cardiology products. Advanced Biosensor sells maintenance services, Holter recorders, Holter diagnostic software to medical clinics and hospitals.

Financial Results

As a result of the committed efforts of the Biotel team, your company accomplished record revenues this past year. For the fiscal year ended June 30, 2005, revenues were up 9.2% to $10,169,000 compared to $9,309,000 for fiscal year 2004. Biotel's largest business segment involving sales to medical corporations posted an increase in revenues of 20.4% to $8,879,000 for fiscal year 2005. This revenue growth was as a direct result of expanding business relationships with our OEM customers and initial revenues from Agility.

In fiscal year 2005 Biotel posted net income of $444,000 despite an investment of $624,000 in Agility start-up operating losses and payment of $158,000 of income taxes. Payment of significant income taxes in fiscal year 2005 following years of net operating loss carryforwards signals Biotel's progress and financial health, despite the fact that they negatively impact our earnings comparisons. Net income for the prior fiscal year 2004 actually benefited from an income tax credit of $204,000 when Biotel booked the value of its deferred tax valuation allowance. Operating income in fiscal year 2005 was $698,000 versus $1,163,000 in fiscal year 2004, demonstrating a solid core business selling equipment and services to medical manufacturers.

Biotel has also been making significant progress to improve its balance sheet. Since 2002, corporate long term debt has dropped nearly four fold to $450,000. Total assets have grown over 15% annually from $3.6 million at the end of fiscal year 2002 to $5.5 million at the end of fiscal year 2005. Over the past three years and without significant equity infusion, Biotel has made significant progress in raising Shareholders' Equity from $322,000 in 2002 to nearly $3 million in 2005.

Financial Highlights:

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Year ended June 30, 2002
Revenues	$10,169,000	$9,309,000	$8,417,000	$7,599,000
Operating Income	$698,000	$1,163,000	$574,000	$319,000
Net Income	$444,000	$1,145,000	$905,000	$45,000
Earnings Per Share	$0.17	$0.45	$0.35	$0.02
Total Assets	$5,475.00	$4,549,000	$4,124,000	$3,585,000
Long Term Debt	$450,000	$680,000	$1,301,000	$1,687,000
Shareholder's Equity	$2,858,000	$2,384,000	$1,231,000	$322,000

Products and Services

Biotel is comprised of four subsidiaries with products and services as described below:

Sales to Medical Corporations

Braemar, Inc.: Braemar develops and manufactures specialty type medical devices marketed throug OEM channels. Braemar's primary product line consists of Holter recorders, which allow physicians to mor itor and analyze a patient's heart activity over a continuous period without the need for hospitalization. Holter recorder is a portable, battery-powered diagnostic device that monitors heart functions, includin electrocardiogram readings, over a continuous time period (typically 24 to 48 hours). Data is downloade for analysis via a USB link or over the Internet. This product is named after its inventor.

Braemar produces both analog and digital Holter recorders, as well as tape playback systems for analo devices. Although Holter recorders were originally developed as analog devices incorporating a cassett tape to store data, the Holter recorder and cardiac event recorder industry is now dominated by digit devices. For fiscal years ending June 30, 2005 and 2004, respectively, Braemar derived 96% and 88% of i Holter recorder revenues from digital devices, while only 4% and 12% of such Holter revenues were derive from analog devices.

Braemar also manufactures digital cardiac event recorder products, which record heart functions over month or longer time period in order to record infrequent events such as arrhythmia. Instead of providin continuous monitoring, specific events trigger the device to record heart functions. Data is downloade for analysis in a manner similar to that for Holter recorders.

Braemar's devices are used as components in the product lines of its customers, and typically a manufactured to customer specifications and carry the customers' private labels. In addition t competition from OEM suppliers, Braemar's customers and prospective customers may elect t manufacture their own devices as an alternative to purchasing the products from Braemar (or other OE suppliers). Braemar attempts to differentiate itself from its competitors, as well as dissuade its custome from producing the devices themselves, by stressing a combination of quality, cost effectiveness, and i ability to develop products quickly. Braemar sees continued future growth in digital battery powere cardiac devices, such as Holter recorders and cardiac event recorders, including opportunities to integra wireless technology for recording, storing and sharing data.

Braemar is a registered device manufacturer with the United States Food and Drug Administratic ("FDA") and is required to meet the agency's Quality System Regulation. Braemar's Burnsville, Minneso manufacturing facility is certified to and meets ISO 9001:2000 and EN46001 standards.

Carolina Medical, Inc.: Carolina Medical develops, manufactures and services OEM components f fluid transport, flow measurement and ultrasound medical devices. Its leading products are used in tl liposuction and cosmetic surgery industry, including pump components, tissue separators and flu infiltration devices.

Carolina Medical manufactures electromagnetic blood flow and blood pressure instruments including blood flow sensors used in heart pumps.

Carolina Medical is a registered device manufacturer with the FDA and is required to meet the agency's Quality System Regulation. Its King, North Carolina manufacturing facility is certified to and meets ISO 9001:2000 and EN46001 standards.

Agility Centralized Research Services, Inc.: Agility was founded in November 2003 to provide seven-day/24-hour electrocardiogram ("ECG") data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials. Agility began marketing its services in February 2004, with a focus on serving cardiac device manufacturers.

Agility successful completed independent and customer audits of its operations during its initial year of operations in fiscal 2005. Agility has executed initial monitoring contracts with target medical corporations, and as of June 30, 2005, Agility had signed contracts representing a backlog of over $1.5 million dollars. We expect revenues from these contracts may be realized over the next two or three years, and continue to monitor the commencement and growth of patient enrollments and services in these trials as Agility seeks additional business opportunities.

Agility has administrative and sales offices in Ham Lake, Minnesota and service operations in Bannockburn, Illinois.

Sales to Clinics and Hospitals

Advanced Biosensor Inc.: Advanced Biosensor, based in Columbia, South Carolina, markets to its longstanding customer base in medical clinics and hospitals. Subsequent to the close of fiscal year 2005, Biotel made the decision to terminate sales of the Advanced Biosensor Holter software, while continuing sales of Holter recorders, maintenance, and customer support for Advanced Biosensor customers. The business segment involving the sale of Advanced Biosensor Holter software had produced operating losses and was a source of competition for some of Braemar's customers.

As a result of this decision, Biotel may not experience the rate of revenue growth as has been reported in recent quarters, despite the fact that our OEM business lines are expected to continue to grow favorably. However, Biotel's earnings should not be materially affected by this decision.

Business Development

New Medical Device Introductions

Biotel has been gratified to witness the continued expansion and deepening of our Original Equipment Manufacturer ("OEM") customer relationships as we provide cardiology and cosmetic surgery equipment to leading medical corporations.

In fiscal year 2005, Biotel introduced several new medical device offerings, including:

> **12 Lead Holter.** Braemar introduced 12 lead digital Holter diagnostic recorders, capable of monitoring patients' cardiac ECG waveforms from twelve dimensions and providing clinicians with greater diagnostic resolution. Previously, Braemar had supplied Holter recorders with capabilities to monitor up to three ECG leads.
>
> **Atrial Fibrillation Monitoring.** Braemar introduced event recorders with automated detection capabilities for the arrhythmia atrial fibrillation. These automated programs operate within the event recorder and allow physicians to locate important arrhythmias using computer automation to supplement activation as a result of patient symptoms.


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Precision Saline Pump. Carolina Medical has introduced a precision pump used in cosmetic surgery to deliver saline. This device has found applications for precise and convenient control when physicians are administering saline during breast augmentation procedures.

Progress with the Agility Start Up

Early in fiscal year 2005, Biotel completed the purchase and start up of Agility Centralized Research Services, Inc. Agility provides 24/7 ECG research support to medical corporations conducting clinical trials of their product lines. Our Agility venture includes investments in both equipment and operations, positioning Biotel in a growth industry which utilizes our core technologies, including some of the technologies developed by Braemar. One of Agility's competitive strengths is its flexibility in developing contracting relationships that are customized to customer needs. For example, Agility provides convenient online tools that allow its customers to stay current on their device and pharmaceutical clinical trials. Biotel is optimistic that Agility's top-grade clinical trial management services will attract new business and strengthen its relationship with current customers.

In January, 2005 Agility was certified as 21 CFR Part 11 complaint by Regulatory/Clinical Consultants, Inc. ("RxCCI"), a leading contract research organization ("CRO"). This certification is independent validation that Agility is a capable and competent provider in the ECG research marketplace. Agility has found initial success in contracting with medical corporations seeking to monitor patients for the presence atrial fibrillation, and had developed a backlog at June 30, 2005 of over $1.5 million. Agility revenues are dependent upon the clinical trial experience of its customers, and Biotel expects that revenues from the existing Agility backlog will be realized over the coming two or three years.

Biotel views this acquisition as adding a promising strategic dimension to our growth plans. Medical corporations continue to require growing amounts of ECG data as elements of their clinical research and in filing regulatory submissions. Agility is positioned to benefit from the need for increasing ECG research support.

Board of Directors; Biotel, Inc.

Biotel is pleased to have the counsel of six seasoned businessmen on its Board of Directors, each of whom has served as a President and Chief Executive during their distinguished careers.

L. John Ankney Member since 1998	Stan Bormann Member since 1999	David Heiden Member since 1999
C. Roger Jones, Chairman Member since 1998	B. Steven Springrose Member since 1982	Spencer M. Vawter Member since 1998

L. John Ankney has acted as an independent consultant to several companies since 1993. Previously, he served as President and Director for Transnational Electronic and Funding Corporation, a private investment, venture capital and management consulting company, and as a director of Digilog, Inc.

Stanley N. Bormann served as the president of Braemar Inc. from 1989 until he retired in October 2002. He continues to serve as a consultant to Braemar and Biotel. Mr. Bormann held positions at Honeywell International, Inc. in manufacturing engineering and with Control Data Corporation in engineering, field operation, product development and marketing.

David A. Heiden serves as executive vice president of Video Display Corporation. Previously, he was President and CEO of Urological Care America, Inc., President and CEO of Lithotripter Technologies of the Americas; and Vice President of Marketing and Sales for Dornier Medical Systems.

C. Roger Jones currently serves as Biotel's Chairman of the Board and as an independent consultant to various medical related businesses. He previously served a long and notable career at Carolina Medical culminating in his role as President and Chief Operating Officer. Mr. Jones is also Chairman of Eagle Company, Inc.

B. Steven Springrose serves as Biotel's President and Chief Executive Officer, and Secretary and is Chief Executive Officer at Carolina Medical and Advanced Biosensor. Mr. Springrose founded Biotel and has been with Biotel and its subsidiaries since 1982 other than a three year period during which he was as an independent pacemaker representative. He held marketing, sales, research and development, and operations positions with Guidant, Minntech, and Medtronic.

Spencer M. Vawter is currently a private consultant to several companies. He retired as Vice President of Argonaut Technologies Systems Inc. Previously, Mr. Vawter served as President and CEO of Camile Products, LLC and as President and Chief Executive Officer of several private urology, ultrasound and medical companies, including Mentor Urology, Avalon Technology, Biosound and various divisions of Boehringer Mannheim.

Management Team

The Biotel management team is comprised of outstanding, hard-working people in each of its four operating divisions. Biotel management believes its human resources are its most important asset, and seeks to create an environment that fosters respect, development and growth for all of its capable employees. Our executive officers and subsidiary presidents, along with their backgrounds, are listed below:

B. Steven Springrose serves as Biotel's President and Chief Executive Officer and Secretary. His professional background is included in the Board of Directors' section above.

Harold A. Strandquist serves as President of Braemar Corporation. Mr. Strandquist has held several executive management positions as Regional Sales Director for ELA Medical, Inc and Director of Sales and Marketing for Angeion Corporation. Mr. Strandquist also has worked for Medtronic Inc. and Dayton-Hudson in various sales, marketing, and customer support capacities.

Daniel S. Pawlik serves as President of Agility, having founded its predecessor. Mr. Pawlik has held executive management positions at CardGuard USA subsidiaries LifeWatch, Inc. and CorDigital; and various sales, marketing and management positions at ELA Medical, Inc.; Angeion Corporation; and Guidant Corporation.

Judy E. Naus serves as Biotel's Chief Financial Officer and as Chief Financial Officer and Vice President of Braemar. Ms. Naus holds a bachelor of arts degree in business administration/ accounting from Augsburg College in Minneapolis, Minnesota and has been employed with Braemar since 1977.

Common Stock

Biotel's common stock is traded on the Pink Sheets under the symbol BTEL. The reported high and low bid prices for the fiscal quarters for the past two fiscal years ending June 30, 2005 are set forth in the table below, as reported by Yahoo! These quotations represent prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions.

Fiscal Year 2004

Quarter Ended	Low	High
September 30, 2003	$0.26	$0.26
December 31, 2003	$0.26	$2.00
March 3, 2004	$2.00	$4.00
June 30, 2004	$1.75	$2.25

Fiscal Year 2005

Quarter Ended	Low	High
September 30, 2004	$1.75	$2.50
December 31, 2004	$2.60	$3.60
March, 2005	$1.95	$3.05
June 30, 2005	$1.60	$3.00

As of June 30, 2005, Biotel had approximately 400 shareholders of record of our common stock. Biotel has paid no dividends.

Biotel files quarterly and annual reports with the Securities Exchange Commission (SEC), and filed its Annual Report on Form 10-KSB on September 28, 2005. Copies of Biotel's SEC filings are available at www.sec.gov. Biotel is pleased to provide a copy of its Annual Report on Form 10-KSB without charge.

A Bright Future

Biotel has been gratified by its progress and success in fiscal year 2005. We remain hopeful that by focusing on solid business relationships with medical companies, providing innovative equipment designs of high quality and value, and expanding our 24/7 service offerings while leveraging core technologies, Biotel will continue to produce growth in revenue, earnings, assets, and shareholders' equity. Biotel is a stronger company than ever and is competing in one of the great growth industries of our time. We are committed to serving our customers, creating value for our shareholders, and are looking forward to the months and years ahead.

Sincerely,

Steve Springrose
Biotel President, CEO, and Secretary
October 14, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

Biotel has been implementing a strategy to expand its base of operations among medical companies who seek to outsource strategic items provided by various Biotel companies. From its four operating subsidiaries located within the United States, Biotel supplies an array of products and services to provide for the research, development, testing, and manufacturing needs of its customers.

Three Biotel business units, Braemar, Inc., Carolina Medical, Inc. and Agility Centralized Research Services, Inc., sell medical devices, technology and research services to medical companies. They design, manufacture, and test 24 and 48-hour Holter recorders, 30-day ECG event recorders, tissue extraction components, and flow control devices; provide 24/7 clinical ECG research services and internet technologies; complete FDA, CE, and other regulatory testing; and develop, test, and manufacture other custom medical devices. These three subsidiaries form a base of products and services which Biotel believes are attractive to medical device and pharmaceutical companies, allowing accelerated and improved research, development, testing, and manufacturing operations for its customers.

Advanced Biosensor Inc., the fourth business unit, sells maintenance services, Holter recorders manufactured by Braemar, and diagnostic Holter software provided by others and Holter supplies to hospitals and clinics.

These subsidiaries have experienced improvements in their business activity as a result of marketing efforts to acquire new customers and to expand relationships among current customers.

Results of Operations

Biotel's net revenues for the year ended June 30, 2005, were $10,169,000, 9.2% above net revenues of $9,309,000 for the year ended June 30, 2004. The increase was primarily due to increases in sales to OEM customers. In the fiscal years ended June 30, 2005 and 2004, 37% of Biotel's revenues were derived from two customers. The loss of any one or more of these customers would have immediate significant adverse effect on our financial results.

Gross profit margin increased to $4,325,000 (42.5%) for fiscal year 2005, compared to $4,317,000 (46.4%) in fiscal year 2004. Cost of sales and service increased to $5,844,000 for fiscal year 2005, compared to $4,992,000 for fiscal year 2004. Expenditures for start-up operations at Agility are primarily responsible for the higher costs experienced in fiscal year 2005 and the decrease in gross margin percentage.

Selling, general and administrative expenses increased to $2,636,000 (25.9% of sales) for the year ended June 30, 2005, compared to $2,097,000 (22.5% of sales) for the year ended June 30, 2004. Increases in expenditures associated with the increased sales volume, as well as expenditures associated with the costs of the acquisition, operation and integration of Agility, and legal costs associated with SEC filings were primarily responsible for the increases in selling, general and administrative expenses. Selling expenses include salaries, commissions, benefits, travel expenses and other selling expenses.

Research and development expenditures for fiscal year 2005 were $991,000, a decrease of 6.2% compared to $1,057,000 in fiscal year 2004. The decrease was primarily the result of an open position in engineering management during fiscal year 2005. Biotel engineering, management and administrative staff is used when non-recurring engineering ("NRE") services are sold to customers, and the engineering component of such activity is reported as cost of goods sold. NRE service charges are paid by Biotel customers for work performed to develop new custom devices for customers. NRE charges are common in the industry and are non-recurring to the customer upon project completion, typically upon commencement of manufacturing and regular delivery of products. Biotel has a history of NRE revenues from period to period, as it is regularly engaged in new customer development activity. Biotel contracts with customers for NRE services and tracks development engineering costs, time and labor content spent on such projects. In the 12 months ended June 30, 2005, research and development expenditures plus NRE costs were $1,025,000 versus $1,092,000 for the 12 months ended June 30, 2004.

Interest expenditures decreased to $74,000 for the year ended June 30, 2005, compared to interest expenditures of $119,000 for the year ended June 30, 2004. Interest expenditures decreased corresponding to the reduction in long term debt and lower interest rates.

Net earnings for the year ended June 30, 2005, and June 30, 2004, were $444,000 and $1,145,000, respectively. Net earnings for the year ended June 30, 2005, were primarily affected by expenditures associated with the costs of the acquisition, operation and integration of Agility. Net earnings for the year ended June 30, 2004, benefited from an adjustment of the deferred tax valuation allowance, which contributed to a $204,000 tax benefit. This adjustment arose due to Biotel's continuing profitability and management's belief that the deferred tax asset will be recognized in future periods.

Off-Balance Sheet Arrangements

Biotel does not have any off-balance sheet financing arrangements.

Liquidity and Capital Resources

Working capital decreased to $1,921,000 at June 30, 2005, compared to $2,004,000 at June 30, 2004. Decreases in working capital were largely a result of the increase in the balance of the revolving line of credit.

Cash and cash equivalents were $17,000 at June 30, 2005, compared to $118,000 at June 30, 2004. The decrease in cash was influenced by many factors, primarily operating activities and expenditures for capital equipment. The ratio of current assets to current liabilities ("current ratio") decreased to 1.89 to 1 at June 30, 2005, compared to 2.35 to 1 at June 30, 2004.

Accounts receivable increased to $2,131,894 at June 30, 2005, versus $1,708,040 at June 30, 2004. The increase in accounts receivable was related to increasing sales activity and longer payment cycles of two major customers. To the extent that credit terms are extended to customers, Biotel's cash position is diminished and debt may be required to supplement cash flows. Accordingly, Biotel attempts to make timely collections from its customers in accordance with credit terms, extend credit only to credit worthy customers with a strong payment history, and to keep credit terms as short as is practicable.

In fiscal year 2005, $548,000 was used for capital expenditures, compared with $95,000 in fiscal year 2004. Equipment purchases in connection with the acquisition of Agility contributed to the increase. Biotel primarily invests in molds, tooling and fixtures for custom components used in its product lines. Levels of capital investment are expected to vary from year to year.

Inventory increased to $1,468,000 for the year ended June 30, 2005, compared to $1,285,000 for the year ended June 30, 2004. Inventory increases are due in part to increasing revenues and to new product introduction. Biotel's subsidiaries manage inventories to provide safety stock and product flow for customers while controlling the amount of inventory.

Current liabilities increased to $2,166,000 at June 30, 2005, compared to $1,484,000 on June 30, 2004. This increase was primarily due to the increase of $572,000 in the balance of the revolving line of credit.

Long term liabilities were reduced to $450,000 at June 30, 2005, compared to $680,000 at June 30, 2004, a reduction of approximately $230,000 as a result of payments made on notes outstanding.

As of June 30, 2005, shareholders' equity had increased to $2,858,000 from $2,384,000 at June 30, 2004. The increase in shareholders' equity was principally as a result of the increase in retained earnings.

Management believes that present cash balances, internally generated funds and its credit line should provide sufficient working capital to meet present and projected needs for the coming 12 months, including principal payments required under present debt instruments. There is no assurance that Biotel will be successful in obtaining additional working capital if more is required. Biotel believes it will be able to finance operations at its Agility subsidiary over the next 12 months using cash generated from Biotel operations and Biotel credit facilities.

BIOTEL INC. AND SUBSIDIARIES

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004


BIOTEL
INCORPORATED

BIOTEL INC. AND SUBSIDIARIES



Elliott Davis, LLC
Advisors•CPAs•Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

ElliottDavis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Biotel Inc. and Subsidiaries
Columbia, South Carolina

We have audited the accompanying consolidated balance sheets of Biotel Inc. and Subsidiaries (the Company) as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biotel Inc. and Subsidiaries as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliot Davis, LLC
August 16, 2005
Columbia, South Carolina

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,			
	2005		2004	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	17,045	$	118,118
Trade accounts receivable, net of allowance for doubtful accounts of $70,205 and $77,537 at June 30, 2005 and 2004, respectively		2,131,894		1,708,040
Inventories, net		1,468,439		1,285,171
Deferred tax asset		363,717		335,667
Prepaid expenses		99,451		41,337
Other current assets		6,142		-
Total current assets		4,086,688		3,488,333
PROPERTY AND EQUIPMENT, net		651,355		334,092
OTHER ASSETS				
Goodwill		695,551		695,551
Other assets		40,971		30,678
Total other assets		736,522		726,229
	$	**5,474,565**	**$**	**4,548,654**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Revolving line of credit	$	572,012	$	-
Current portion of notes payable		252,645		223,843
Trade accounts payable		658,040		570,598
Accrued payroll and related liabilities		192,871		248,323
Deferred service contract revenue		187,023		190,600
Other accrued expenses		212,426		150,881
Accrued income taxes		90,662		99,950
Total current liabilities		2,165,679		1,484,195
LONG-TERM LIABILITIES				
Notes payable		450,435		680,017
COMMITMENTS AND CONTINGENCIES (See Notes 7 and 8)				
Total liabilities		2,616,114		2,164,212
STOCKHOLDERS' EQUITY				
Preferred stock, $.01 stated value; 2,000,000 shares authorized; no shares issued		-		-
Common stock, $.01 stated value; 10,000,000 shares authorized; 2,649,827 and 2,576,827 shares issued, respectively		26,498		25,768
Additional paid-in capital		1,941,324		1,912,179
Retained earnings		890,629		446,495
Total stockholders' equity		2,858,451		2,384,442
	$	**5,474,565**	**$**	**4,548,654**

See notes to consolidated financial statements which are an integral part of these statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended June 30,	
	2005	2004
SALES AND SERVICES	$ 10,168,616	$ 9,309,290
COST OF SALES AND SERVICES	5,843,515	4,992,434
GROSS PROFIT	4,325,101	4,316,856
OPERATING EXPENSES		
Selling and administrative expenses	2,635,913	2,097,125
Research and development	990,869	1,056,609
Total operating expenses	3,626,782	3,153,734
INCOME FROM OPERATIONS	698,319	1,163,122
OTHER INCOME (EXPENSE)		
Interest income	-	2,838
Interest expense	(73,714)	(119,243)
Other	(22,351)	1,629
Total other income (expense)	(96,065)	(114,776)
NET INCOME BEFORE PROVISION FOR INCOME TAXES	602,254	1,048,346
PROVISION (CREDIT) FOR INCOME TAXES	158,120	(96,772)
NET INCOME	**$ 444,134**	**$ 1,145,118**
NET INCOME PER COMMON SHARE		
Basic	**$ 0.17**	**$ 0.45**
Diluted	**$ 0.16**	**$ 0.42**

See notes to consolidated financial statements which are an integral part of these financial statements.

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Amount	Shares			
Balance, June 30, 2003	$ 25,548	2,554,827	$ 1,904,149	$ (698,623)	$ 1,231,074
Issuance of Common Stock	220	22,000	8,030	-	8,250
Net income	-	-	-	1,145,118	1,145,118
Balance, June 30, 2004	25,768	2,576,827	1,912,179	446,495	2,384,442
Issuance of Common Stock	730	73,000	29,145	-	29,875
Net income	-	-	-	444,134	444,134
Balance, June 30, 2005	**$ 26,498**	**2,649,827**	**$ 1,941,324**	**$ 890,629**	**$ 2,858,451**

BIOTEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,	
	2005	**2004**
OPERATING ACTIVITIES		
Net income	$ 444,134	$ 1,145,118
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	238,923	151,085
Deferred income tax	(28,050)	(204,417)
Increase (decrease) in allowance for doubtful accounts	(7,332)	34,412
Increase (decrease) of inventory valuation allowance	64,365	(58,067)
Loss on disposal of fixed assets	-	4,259
Changes in deferred and accrued amounts		
Trade accounts receivable	(416,522)	(691,497)
Life insurance proceeds receivable	-	500,000
Prepaid expenses	(58,114)	57,262
Inventories	(247,633)	(32,302)
Other assets	(24,435)	25,456
Trade accounts payable	87,442	20,596
Accrued payroll and related liabilities	(55,452)	(1,870)
Other accrued expenses	61,545	(21,984)
Deferred service contract revenue	(3,577)	(40,972)
Accrued income taxes	(9,288)	84,085
Net cash provided by operating activities	46,006	971,164
INVESTING ACTIVITIES		
Purchases of property and equipment	(548,186)	(95,065)
Net cash used for investing activities	(548,186)	(95,065)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	29,875	8,250
Proceeds from (payments towards) revolving line of credit	572,012	(17,788)
Proceeds from note payable	-	897,049
Payments of note payable	(200,780)	(1,647,979)
Net cash provided by (used for) financing activities	401,107	(760,468)
Net increase (decrease) in cash and cash equivalents	(101,073)	115,631
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	118,118	2,487
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 17,045**	**$ 118,118**
CASH PAID FOR		
Interest expense	**$ 65,722**	**$ 79,437**
Income taxes	**$ 174,495**	**$ 18,108**

See notes to consolidated financial statements which are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND CORPORATE ORGANIZATION

Biotel Inc. (Parent Company) and Subsidiaries (the Company) includes the wholly owned subsidiaries of Braemar, Inc., Carolina Medical, Inc., Advanced Biosensor Inc., and Agility Centralized Research Services, Inc. Braemar, Inc. designs, manufactures and services diagnostic cardiology devices including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Carolina Medical, Inc. manufactures and services components used in liposuction treatments and diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. and Carolina Medical, Inc. primarily sell to original equipment manufacturing (OEM) customers who use the Company's products as components in their medical product lines. Advanced Biosensor Inc. designs diagnostic Holter software which it integrates and sells in combination with Braemar recorders and other cardiopulmonary diagnostic equipment to end-users in hospitals and clinics. Agility Centralized Research Services, Inc., which was acquired by Biotel Inc. on July 1, 2004, provides 24-hour per day, 7-days per week electrocardiogram (ECG) data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials.

The Company's sales consist of national and international sales.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, the Company). Significant intercompany accounts and transactions are eliminated in consolidation.

Management estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances, warranty reserves and deferred income tax valuation allowances. Actual results could differ from those estimates.

Concentrations of credit risk

At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of these financial institutions and feels the Company's risk is negligible.

The Company sells its products to customers on credit in the ordinary course of business. A customer's credit history is reviewed and must meet certain standards before credit is extended. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Advertising and marketing

The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct response advertising, which include printing and mailing costs, are capitalized and amortized over the period during which future benefits are expected to be received, which is typically 12 months or less. At June 30, 2005 and 2004, capitalized advertising costs totaled $959 and $6,166, respectively. During the 12-month periods ending June 30, 2005 and 2004, advertising expenses totaled approximately $65,000 and $60,000, respectively.

Inventories

Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company management periodically reviews inventory for specific future usage, and estimates of impairment of individual inventory items are recorded as a reserve to reduce inventories to the lower of cost or market.

Goodwill
The Company accounts for the purchase price in excess of tangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The goodwill arose from the acquisition of Braemar, Inc. Goodwill is deemed to have an indefinite useful life and is subject to impairment tests performed at least annually. During 2005 and 2004, such test of goodwill determined the recorded goodwill had not been impaired.

Service contracts
Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred. At June 30, 2005 and 2004, current liabilities include service contract revenue deferrals of $187,023 and $190,600, respectively.

Warranty reserve
The Company offers warranties of up to a year to its customers depending on the specific product sold. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. At June 30, 2005 and 2004, the warranty reserve totaled $79,062 and $98,316, respectively, and this amount is included in other liabilities. The following is a reconciliation of the aggregate warranty liability as of June 30, 2005 and 2004:

	2005	2004
Balance beginning of year	$ 98,316	$ 103,773
Repairs and replacements	(105,516)	(67,391)
Additional warranties issued and revisions in estimates of previously issued warranties	86,262	61,934
Balance, end of year	**$ 79,062**	**$ 98,316**

Revenue recognition
Revenues from medical equipment and software sales are recognized at date of shipment when title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

The Company's revenue recognition complies with the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

Net Income per common share
Net income per common share amounts are calculated under the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding determined using the treasury stock method.

Stock options plans
The Company has elected to account for its stock-based compensation under the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for its employee stock option plan under the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, for the measurement and recognition of its stock-based compensation. Under the provisions of APB No. 25, the Company recognized no compensation expense related to options granted. However, SFAS No. 123 requires the Company to disclose pro forma information regarding option grants made to its employees and board of directors. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below.

SFAS No. 123 pro forma amounts are as follows for the fiscal years ended June 30, 2005 and 2004:

	2005		2004	
Net income, as reported	$	444,134	$	1,145,118
Less: Total stock-based employee compensation expense determined under fait-value based method for all awards, net of related tax effects.		90,898		14,634
Pro forma net income	$	353,236	$	1,130,484
Pro forma basic net income per common share	$	0.15	$	0.44
Pro forma diluted net income per common share	$	0.14	$	0.42
Basic net income per common share as reported	$	0.17	$	0.45
Diluted net income per common share as reported	$	0.16	$	0.42

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the options issued, the following weighted average assumptions were used for the years ending June 30, 2005 and 2004: Risk-free interest rate based on date of issuance of 3.72%, no expected dividends, a volatility factor of 74.79 and 229.35, respectively, an expected life of the options of 5-10 years (amortized over the vesting period) and all options are expected to vest.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of Biotel Inc.'s options.

Research and Development
Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of the Company.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment and accrued liabilities. The deferred tax accounts represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

Cash and cash equivalents
The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Recently issued accounting standards
The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recently issued accounting standards (continued)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim period of the first annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

In April 2005, the Securities and Exchange Commission's Office of the Chief Accountant and its Division of Corporation Finance has released SAB No.107 to provide guidance regarding the application of SFAS No.123(R), Share-Based Payment. SFAS No.123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SAB No. 107 provides interpretive guidance related to the interaction between SFAS No.123(R) and certain SEC rules and regulations, as well as the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No.123(R).

Other accounting standards that have been issued or proposed by the Public Company Accounting Oversight Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 - INVENTORIES

As of June 30, 2005 and 2004, inventories consist of the following:

	2005	2004
Raw materials and supplies	$ 1,332,661	$ 1,089,151
Work in process	67,243	141,732
Finished goods	376,630	298,088
Evaluation unites and replacements	21,892	21,822
	1,798,426	1,550,793
Valuation allowance	(329,987)	(265,622)
	$ 1,468,439	$ 1,285,171

NOTE 4 - PROPERTY AND EQUIPMENT

As of June 30, 2005 and 2004, property and equipment consist of the following:

	2005	2004
Machinery and equipment	$ 2,566,254	$ 2,031,142
Vehicles	4,680	4,680
Furniture and fixtures	88,559	75,483
Leasehold improvements	37,601	37,601
	2,697,094	2,148,906
Accumulated depreciation	(2,045,739)	(1,814,814)
	$ 651,355	$ 334,092

NOTE 5 - NOTES PAYABLE

As of June 30, 2005 and 2004, notes payable consist of the following:

BANK	2005	2004
Term loan with bank, payable in monthly installments of $20,527 including interest at the prime rate plus 1.0% (7.0% AT June 30, 2005), due March 26, 2008. This loan is collateralized by a first lien principally all Company assets and a $35,000 personal guarantee by the Company's Chief Executive Officer.	$ 656,867	$ 857,647
OTHER Note payable to stockholder, annual intersest of 9.0%, due September 30, 2005	46,213	46,213
	703,080	903,860
Less current maturities	(252,645)	(223,843)
	$ 450,435	**$ 680,017**

Maturities of long-term debt are as follows for the periods ending June 30:

2006	$ 252,645
2007	221,452
2008	228,983
	$ 703,080

The bank loan agreements contain financial and other covenants requiring the Company to provide certain financial information to the bank on a monthly and quarterly basis. The financial covenants require the Company to maintain a net worth of $1,750,000 and a debt-to-worth ratio not in excess of 2.5 to one.

The Company also has a $1,250,000 line of credit with a bank. The line bears interest at the bank's prime rate (6.00% at June 30, 2005) plus 1.0% and expires on October 29, 2005. The outstanding credit line balance as of June 30, 2005 was $572,012. No amount was outstanding under this line of credit as of June 30, 2004.

NOTE 6 - RELATED PARTY TRANSACTIONS

Interest expense for related party obligations for the years ended June 30, 2005 and 2004, was $4,309 and $38,318, respectively. Accrued interest payable to related parties was $7,278 and $4,368 as of June 30, 2005 and 2004, respectively.

Carolina Medical, Inc. leases its land and building from an affiliated partnership under a lease agreement which expires April 30, 2008. Total rent expense to the affiliated partnership was $50,400 for each of the years ended June 30, 2005 and 2004. (See Note 7)

NOTE 7 - LEASE OBLIGATIONS

Advanced Biosensor Inc. leases its facility under a three-year lease agreement which will expire October 31, 2005.

Braemar, Inc. maintains a non-cancelable operating lease for office and manufacturing space, which includes costs allocated by the lessor for property taxes, insurance and maintenance. This lease expires February 28, 2006.

Carolina Medical, Inc. leases its facility under a five-year lease agreement which will expire April 30, 2008.

NOTE 7 - LEASE OBLIGATIONS, Continued

Agility Centralized Research Services, Inc. leases its facility under a two-year lease agreement which will expire January 31, 2006. Agility also leases office space under a one-year lease agreement which will expire December 31, 2005.

Future minimum lease payments due under these non-cancelable operating leases as of June 30, 2005 are as follows:

2006	$ 165,969
2007	52,059
2008	16,800
	$ 234,828

Total rent expense under these operating leases was $288,914 and $251,137 for the twelve months ended June 30, 2005 and 2004, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Carolina Medical, Inc. is currently subject to environmental oversight by the North Carolina Division of Environmental and Natural Resources (DENR) in Surry County, North Carolina, involving alleged ground water contamination coming from property that had been previously owned/or leased by Carolina Medical, Inc. Carolina Medical, Inc. has requested that DENR place this site and associated contamination in a low-risk status should the adjacent landowner, who utilizes well water, discontinue the use of its well and be placed on municipal water. The potential impact of this matter on the Company's financial statements is currently uncertain.

On June 3, 2005, the Company initiated litigation against a former subsidiary president, seeking among other things a declaratory judgment that a certain purported severance agreement between the former subsidiary president and the Company is of no further force or effect. The former subsidiary president has served an answer and counterclaim in that litigation, alleging that the Company owes him certain amounts in connection with unpaid severance and vacation pay due him. The Company intends to vigorously oppose the counter claim and to litigate in favor of the declaratory judgment it seeks. No trial date has been set and the potential impact of this matter on the Company's financial statements is currently uncertain.

Biotel Inc. maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.

NOTE 9 - SIGNIFICANT CUSTOMER CONCENTRATIONS

Credit sales are made to the Company's customers in the ordinary course of business. Generally, these sales are unsecured. The Company had two major customers that accounted for approximately 26% and 11% of the Company's consolidated revenues for the year ended June 30, 2005 and 24% and 13% of the Company's consolidated revenues for the year ended June 30, 2004.

NOTE 10 - STOCK OPTIONS

Biotel Inc. adopted an incentive compensation plan for board designated personnel on November 15, 2001, by amending the "Biosensor Corporation 1999 Incentive Compensation Plan." Options to purchase shares of the Company's common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors using the best available market data, on the date the options are granted. As of June 30, 2005 and 2004, Biotel Inc. had 354,000 and 326,000 outstanding options, respectively. Currently, option prices range from $.375 to $2.00 per share with a weighted average remaining contract life of 3.9 years. There were 73,000 and 22,000 options exercised during the twelve months ended June 30, 2005 and 2004, respectively. Option vesting and expiration is determined by the Board of Directors at the time they are awarded. No options may be awarded with an expiration greater than 10 years.

NOTE 10 - STOCK OPTIONS, Continued

A summary of the activity under the Company's plan is as follows:

	Shares Available	Outstanding Number of Shares	Outstanding Weighted Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted Average Exercise Price
Balance at June 30, 2003	396,000	254,000	$ 0.3870	164,334	$ 0.4591
Granted	(121,000)	121,000			
Exercised	22,000	(22,000)			
Forfeited	27,000	(27,000)			
Balance at June 30, 2004	324,000	326,000	0.6125	224,000	0.5329
Granted	(205,000)	205,000			
Exercised	73,000	(73,000)			
Expired	104,000	(104,000)			
Balance at June 30, 2005	**296,000**	**354,000**	**1.1400**	**185,750**	**0.9040**

NOTE 11 - INCOME TAXES

The components of the provision (credit) for income taxes are as follows for the years ended June 30, 2005 and 2004:

	2005	2004
Current provision for taxes	$ 188,070	$ 105,950
Change in deferred tax credits	(950)	267,528
Decrease in valuation allowance	(29,000)	(470,250)
Total provision (credit)	$ 158,120	$ (96,772)

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	2005	2004
Computed at the federal statutory rate	34.0%	34.0%
State income taxes	3.3%	3.3%
Net operating losses utilized	0.0%	(31.3)%
Decrease of valuation allowance	(4.9)%	(16.2)%
Other	(5.8)%	1.0%
	26.6%	(9.2)%

NOTE 11 - INCOME TAXES, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax accounts as of June 30, 2005 and 2004 are presented below:

	2005		2004	
Deferred tax assets applicable to:				
Allowance for doubtful accounts	$	27,400	$	30,250
Inventory reserves		128,700		103,600
Warranty reserves		30,800		38,500
Net operating loss carryforwards		260,700		251,000
AMT tax credit		42,800		89,367
Other		57,317		35,950
		547,717		548,667
Less valuation allowance		184,000		213,000
Deferred tax asset	**$**	**363,717**	**$**	**335,667**

Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized. This determination is made annually by management based on the anticipated level of taxable income in future years. During the years ended June 30, 2005 and 2004, management concluded that the deferred tax asset of $363,717 and $335,667, respectively, was more likely than not to be realized in future periods. The valuation allowance at June 30, 2005 and 2004, related to a portion of the federal and state net operating loss carryforwards that the Company was not expecting to realize the benefit from due to various federal and state limitations.

At June 30, 2005, the Company had federal net operating loss carryforwards totaling $411,000, which expire on various dates through 2017. The Company also had state net operating loss carryforwards totaling $2,222,000, which expire on various dates through 2024.

NOTE 12 - EARNINGS PER SHARE OF COMMON STOCK

The weighted average number of shares used in the computation of basic and diluted income per common share as of June 30, 2005, was 2,619,846 and 2,857,635, respectively. The weighted average number of shares used in the computation of basic and diluted income per share as of June 30, 2004, was 2,563,018 and 2,696,977, respectively.

NOTE 13 - EMPLOYEE BENEFITS PLANS

Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the fiscal years ended June 30, 2005 and 2004, totaled $56,642 and $56,576, respectively.

NOTE 14 – OPERATIONS AND INDUSTRY SEGMENTS

The Company reports on two segments of business: OEM Medical Sales and Service and Direct Medical Sales and Service. The industry segment information corresponds with the Company's different customer and product types and therefore complies with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

In calculating segment information, certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and other income.

NOTE 14 - OPERATIONS AND INDUSTRY SEGMENTS, Continued

	2005			
	OEM Medical Sales & Service	Direct Medical Sales & Service	Corporate	Totals
Domestic Revenues	$ 8,430,143	$ 1,186,618	$ -	$ 9,616,761
International Revenues	448,654	103,201	-	551,855
Revenues from external customers	8,878,797	1,289,819	-	10,168,616
Intersegment revenues	272,985	(272,985)	-	-
Interest expense (credit)	4,309	-	69,405	73,714
Income tax expense	170,159	(16,000)	3,961	158,120
Depreciation	219,210	15,493	4,220	238,923
Segment profit	543 ,011	(58,761)	(40,116)	444,134
Goodwill	695,551	-	-	695,551
Total segment assets	4,777,616	194,842	502,107	5,474,565
Purchase of property and equipment	454,354	1,501	92,331	548,186

	2004			
	OEM Medical Sales & Service	Direct Medical Sales & Service	Coporate	Totals
Domestic Revenues	$ 6,814,392	$ 1,825,241	$ -	$ 8,639,633
International Revenues	557,270	112,387	-	669,657
Revenues from external customers	7,371,662	1,937,628	-	9,309,290
Intersegment revenues	327,118	(327,118)	-	-
Interest expense	13,765	-	105,478	119,243
Income tax expense (credit)	18,333	-	(115,105)	(96,772)
Depreciation	120,475	30,411	199	151,085
Segment profit	859,055	276,074	9,989	1,145,118
Goodwill	695,551	-	-	695,551
Total segment assets	3,698,443	392,029	458,182	4,548,654
Purchase of property and equipment	92,632	2,433	-	95,065

NOTE 15 - ASSET PURCHASE

Biotel Inc. purchased substantially all of the assets of Agility Centralized Research Services, LLC (Agility), effective July 1, 2004. Management believes this investment will allow the Company to vertically integrate into the growing industry of contract research. Agility, founded in November 2003, provides 24-hour per day, 7-days per week electrocardiogram (ECG) data collection and management services supporting cardiac safety and therapeutic evaluation within the clinical trials of medical corporations. Agility also supplies ECG contract research services to pharmaceutical companies, contract research organizations and academic research organizations. During the year ending June 30, 2005, the Company paid $60,000 in contingent payments relating to this asset purchase. These payments are included in selling, general and administrative expenses for the year ending June 30, 2005. Had the operations of Agility been included in results for the year ended June 30, 2004, proforma revenues, net income and earnings per share would have been as follows:

Revenues	$	9,335,370
Net income	$	1,031,885
Net income per common share, Basic	$	.40
Net income per common share, Diluted	$	.38


BIOTEL
INCORPORATED

Biotel Incorporated
11481 Rupp Drive
Burnsville, MN 55337
info@biotelinc.com